82-3787

03 SEP -9 7:21

NETWORK ONE HOLDINGS CORP.

FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2003 AND 2002

(UNAUDITED)



03029855

NAME OF ISSUER:	**NETWORK ONE HOLDINGS CORP.**
ISSUER ADDRESS:	**SUITE 606 – 470 GRANVILLE STREET** **VANCOUVER, B.C. V6C 1V5**
ISSUER PHONE NUMBER:	**(604) 682-0949**
ISSUER FAX NUMBER:	**(604) 681-0907**
CONTACT PERSON:	**EDDY CHENG**
CONTACT'S POSITION:	**PRESIDENT**
CONTACT TELEPHONE NUMBER:	**(604) 649-8168**

APPROVED BY THE BOARD OF DIRECTORS:

EDDY WAI CHIU CHENG	"EDDY WAI CHIU CHENG"	(03/08/29)
NAME OF DIRECTOR	***SIGNATURE***	**DATE SIGNED (YY/MM/DD)**
SUKHDEV BASSI	**"SUKHDEV BASSI"**	**(03/08/29)**
NAME OF DIRECTOR	***SIGNATURE***	**DATE SIGNED (YY/MM/DD)**

9/9

NETWORK ONE HOLDINGS CORP.
BALANCE SHEETS
AS AT
(UNAUDITED)

	June 30, 2003	March 31, 2003
ASSETS		
CURRENT		
Cash	$ **286**	$ 787
Accounts receivable	**231**	172
	$ **517**	$ 959
LIABILITIES		
CURRENT		
Accounts payable	$ **47,332**	$ 45,235
Short-term loans *(Note 3)*	**11,000**	11,000
	58,332	56,235
LOANS *(Note 3)*	**481,613**	479,263
	539,945	535,498
SHAREHOLDERS' DEFICIENCY		
SHARE CAPITAL		
Authorized: 100,000,000 common shares without par value		
Issued: 4,033,517	**1,639,566**	1,639,566
DEFICIT	**(2,178,994)**	(2,174,105)
	(539,428)	(534,539)
	$ **517**	$ 959

APPROVED BY THE DIRECTORS:

"Eddy Cheng" Director "Sukhdev Bassi" Director

See accompanying notes

NETWORK ONE HOLDINGS CORP.

STATEMENTS OF LOSS AND DEFICIT

FOR THE THREE MONTHS ENDED JUNE 30, 2003 AND 2002

(UNAUDITED)

	2003	2002
EXPENSES		
Management fees *(Note 2)*	$ **3,000**	$ 3,000
Office and miscellaneous	**351**	300
Professional fees	**1,000**	500
Transfer agent and regulatory fees	**538**	527
NET LOSS FOR THE PERIOD	**4,889**	4,327
DEFICIT, BEGINNING OF PERIOD	**2,174,105**	2,194,178
DEFICIT, END OF PERIOD	$ **2,178,994**	$ 2,198,505
LOSS PER SHARE	$ **0.00**	$ 0.00

See accompanying notes

NETWORK ONE HOLDINGS CORP.
STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED JUNE 30, 2003 AND 2002
(UNAUDITED)

	2003	2002
CASH PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES		
Net loss from operations	$ (4,889)	$ (4,327)
Changes in non-cash working capital:		
(Increase) decrease in accounts receivable	(59)	(50)
Increase (decrease) in accounts payable	2,097	774
	(2,851)	(3,603)
FINANCING ACTIVITIES		
Loan from a director	2,350	3,000
INCREASE (DECREASE) IN CASH	(501)	(603)
CASH, BEGINNING OF PERIOD	787	533
CASH (DEFICIENCY), END OF PERIOD	$ 286	$ (70)

See accompanying notes

NETWORK ONE HOLDINGS CORP.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2003 AND 2002
(UNAUDITED)

1. ACCOUNTING POLICIES

a) These financial statements have been prepared in accordance with generally accepted accounting principles in Canada and follow the same accounting policies and methods of application as per the March 31, 2003 annual financial statements. These interim financial statements do not contain all the information that is presented in annual financial statements. They should be read in conjunction with the most recent annual financial statements of the Company, prepared as of March 31, 2003.

b) Income (loss) per share

Income (loss) per share is calculated on the basis of the weighted-average number of common shares outstanding during the period. The effect of potential issues of shares under warrant or share option arrangements is anti-dilutive.

c) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2. RELATED PARTY TRANSACTIONS

During the period ended June 30, 2003 and 2002, the Company accrued management fees payable to its President of $3,000.

3. LOANS

The loans are without interest or stated terms of repayment and are unsecured. Of these loans, $219,460 (March 31, 2003: $217,110) is payable to a director. The loans have been classified as non-current liabilities, as part of any restructuring of the Company's affairs would involve management's intention to settle these loans by issuance of shares of the Company.

NETWORK ONE HOLDINGS CORP.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2003 AND 2002
(UNAUDITED)

4. CONTINUANCE OF OPERATIONS

These financial statements are prepared on a going-concern basis which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.

As at June 30 and March 31, 2003, the Company had a deficit of $2,178,994 and $2,174,105 respectively. The ability of the Company to continue operating as a going concern is dependent upon, among other things, obtaining additional long-term financing and upon future profitable operations.

5. FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS

As at June 30 and March 31, 2003, the fair value of cash, accounts receivable, accounts payable and short-term loans approximates carrying value because of the short-term maturity of these instruments.